Exhibit 99.1

For immediate release Calgary, Alberta August 26, 2011 TSXV: OPC

OPTI Canada Announces Listing on TSXV

OPTI Canada Inc. (“OPTI” or the “Company”) announced today that the Company’s listing application for the TSX Venture Exchange (“TSXV”) has been approved. The common shares of OPTI will commence trading on the TSXV (symbol: OPC) effective upon the open of trading on August 29, 2011.

The Company’s listing on the TSXV followed OPTI’s delisting from the Toronto Stock Exchange (“TSX”) effective at the close of market on August 26, 2011 for failure to meet the continued listing requirements of the TSX as a result of OPTI’s proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) announced on July 13, 2011.

OPTI’s listing on the TSXV will not affect the payment equal to US$0.12 per common share as outlined in the Company’s transaction announcement on July 20, 2011. The transfer of shares from the TSX to the TSXV will occur automatically for existing common shareholders.

More information about OPTI’s proceedings under the CCAA can be found at www.opticanada.com or www.ey.com/ca/opti.

Additional information relating to our Company can be found at www.sedar.com.

For further information please contact:
Krista Ostapovich, Investor Relations
(403) 218-4705
ir@opticanada.com

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425